Edward M. Kelly, Senior Counsel
Shelly Haywood, Staff Attorney

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

November 26, 2019

Re:	ERC Homebuilders 1, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Response dated October 30, 2019
File No. 24-10987

Dear Mr. Kelly and Ms. Haywood,

Thank you for your comments dated November 21, 2019 regarding the Offering Statement of ERC Homebuilders 1, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

October 30, 2019 Response Letter to October 3, 2019

Comment Letter General

1. Please note the financial statement updating requirements of paragraph (c)(1) Part F/S of Regulation A.

The offering circular has been amended to include interim financial statements.

2. Since you indicate that ERC Homebuilders 1, Inc. will operate in the entire state of Florida, revise the disclosure on page 5 and elsewhere in the offering statement to reflect that fact.

The disclosure on page 5 and elsewhere in the offering statement has been amended to reflect that the company will operate in the entire state of Florida.

3. Since you indicate that you are withdrawing the offering statement on Form 1-A of ERC Homebuilders 2, Inc., submit as soon as practicable the withdrawal request tagged as correspondence on the EDGAR system.

ERC Homebuilder 2, Inc. has submitted a withdrawal request on the EDGAR system.

Use of Proceeds, page 22

4. As noted in footnote (3) to Attachment 1, since some of the proceeds may be used to acquire assets of companies controlled by your chairman and chief executive officer and president and chief operating officer, disclose whether ERC Homebuilders 1 has identified or has under consideration for acquisition any specific assets. If so, describe in sufficient detail the specific assets identified or under consideration for acquisition by ERC Homebuilders 1, the terms of the acquisition and identify the sellers. Additionally, make clear whether the selling entity's cost may be above the market value of the assets at their time of acquisition by ERC Homebuilders 1. If appropriate, include additional risk factor disclosure in the offering statement.

The company no longer has any intention to acquire assets of companies controlled by its chairman and chief executive officer and president and chief operating officer; accordingly, we have removed all disclosure related to those assets.

Management Services from ERC Parent, page 29

5. Describe in sufficient detail the relationship between ERC Parent and ERC Homebuilders 1 under the revised management services agreement, and file the revised management services agreement as an exhibit to the offering statement. Identify the management team members of ERC Parent and ERC Homebuilders 1 and the members of the board of directors of ERC Homebuilders 1. Additionally, indicate the consequences to ERC Homebuilders 1 if ERC Parent were to file bankruptcy proceedings or otherwise liquidate. Include additional risk factor disclosure in the offering statement regarding the risks if ERC Parent liquidates and ERC Homebuilders 1 is managed by ERC Parent.

We have filed the revised management services agreement as Exhibit 6.2, and amended the disclosure regarding the agreement in “The Company’s Business – Management Services from ERC Parent” and “Interest of Management and Others in Certain Transactions – Relationship with ERC Parent” as well as added a risk factor entitled, “If our manager, ERC Parent, were to file for bankruptcy or otherwise liquidate, our results and operations could be negatively affected.”

6. Given that ERC Parent is defined as the manager under the management services agreement filed as Exhibit 6.2 on August 20, 2019, your statement in response to comment two in our letter dated October 3, 2019 that ERC Homebuilders 1 will not reimburse ERC Parent for services of ERC Parent's officers appears inconsistent with your statement that the manager under the revised management services agreement will be paid a monthly management fee. Please reconcile the apparent inconsistencies.

The management services agreement provides for a monthly management fee and thus indirectly pays ERC Parent for the services of its officers and ERC Parent’s role as manager. The agreement does not otherwise provide for reimbursement of ERC Parent for its employees' services.

7. We note your statement in your response to comment three in our letter dated October 3, 2019, that ERC Homebuilders 1 intends to have sufficient equity to procure mortgages on its own but may have to rely on guarantees from other entities and individuals, including ERC Parent, if it has insufficient equity to procure mortgages on its own. Disclose whether ERC Homebuilders 1 has any agreement for guarantees with any other entity or individual, including ERC Parent, if ERC Homebuilders 1 has insufficient equity to procure mortgages on its own. If appropriate, include additional risk factor disclosure in the offering statement.

The company currently does not have agreements for such guarantees. Accordingly, we have amended the disclosure in “The Company’s Business – Management Services from ERC Parent” and the risk factor now entitled, “The company’s development and construction of the first Florida Build-For-Rent properties depends on its ability to obtain favorable mortgage financing and, in some cases, guarantees.”

Performance Summary, page 40

8. Given disclosure under "Summary Risk Factors" in amendment 3 to the offering statement that ERC Homebuilders 1 is in an early stage of development with no significant assets or revenues from operations and that its affiliated companies have no prior performance record, it is unclear why you have included the section captioned "Prior Performance Summary" on page 40. Please revise or advise.

We have amended the offering circular to remove the section captioned “Prior Performance Summary,” which was intended as a placeholder to show where updates with respect to performance would be added in the future.

Thank you again for the opportunity to respond to your questions to the Offering Statement of ERC Homebuilders 1. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

ERC Homebuilders 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578